SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of October 2012

POSTMEDIA NETWORK CANADA CORP.

(Translation of registrant’s name into English)

1450 Don Mills Road, Toronto Ontario M3B 3X7 Canada

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Item 5.02	Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

Director Retirement

David Emerson, who has served as a member of the Postmedia Network Canada Corp. (the “Registrant”) board of directors (the “Board”) since July 2010, has informed the Registrant that he has decided not to seek re-election at the 2013 annual meeting of shareholders (the “2013 AGM”). His service on the Board will end on January 10, 2013, the date of the 2013 AGM.

The Registrant issued a press release announcing Mr. Emerson’s plans on October 25, 2012.

Item 9.01	Financial Statements and Exhibits
(d)	Exhibits

The following exhibit is included with this report and is being furnished not filed with this report on Form 6-K and will not be incorporated by reference into any registration statement filed by the Registrant under the Securities Act of 1933, as amended.

Exhibit 99.1	Press release dated October 25, 2012.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Postmedia Network Canada Corp.

By:	/s/ DOUGLAS LAMB
Douglas Lamb
Chief Financial Officer

Date: October 26, 2012

EXHIBIT INDEX

Exhibit 99.1	Press release dated October 25, 2012.